UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of March 2013
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the press release of the Registrant, dated March 15, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Yuqing Jing
Name:	Yuqing Jing
Title:	Corporate Secretary

Dated:  March 15, 2013

Exhibit No.	Description
1	Press release dated March 15, 2013

Exhibit 1

Jinpan International Reports Fourth Quarter and Full Year 2012 Financial Results

--Company Meets FY12 Revenue & Net Profit Financial Guidance Forecast--

CARLSTADT, N.J., March 15, 2013 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced the unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Results

Net sales for the fourth quarter were $53.4 million, a 16.7% decrease from $64.1 million in the same period last year. The decrease in sales was primarily the result of lower domestic China sales compared to the prior year period. In the fourth quarter, domestic China sales accounted for $48.5 million, or 90.8% of net sales, compared to $59.8 million, or 93.3% of net sales in the same period last year. Net sales outside of China for the quarter were $4.9 million, or 9.2% of net sales compared to $4.3 million, or 6.7% of net sales for the same period last year.

The sales of cast resin transformers (excluding those for wind power applications), switchgears and unit substations represented $50.0 million, or 93.6% of net sales in the fourth quarter, while wind energy products (cast resin transformers and VPI products for wind power applications) represented $3.4 million, or 6.4% of net sales during this quarter.

Gross profit in the fourth quarter decreased 26.5% year over year to $16.3 million from $22.2 million in the same period last year. Fourth quarter 2012 gross profit margin was 30.5%, compared to 34.6% in the prior year period, and 33.3% in the third quarter of 2012. Gross margin decreased in the fourth quarter mainly due to reduced sales and lower average selling prices for its cast resin transformers.

Selling and administrative expenses in the fourth quarter were $14.0 million, or 26.2% of net sales, compared to $16.2 million, or 25.3% of net sales in the same period last year, and $14.8 million, or 25.2% in the third quarter of 2012. Selling expenses decreased in the fourth quarter due to lower domestic product sales.

Operating income for the fourth quarter decreased 60.8% to $2.3 million, or 4.4% of net sales from $5.9 million, or 9.3% of net sales, in the same period last year.

Other income for the fourth quarter of 2012 was $2.3 million compared to $0.4 million in the same quarter of 2011 due primarily to recognized income from a government grant.

Net income for the fourth quarter decreased 29.1% to $3.8 million, or $0.23 per diluted share, from $5.4 million, or $0.33 per diluted share, in the same period last year. Fourth quarter net income, as a percentage of net sales, was 7.2% compared to 8.4% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "We are pleased to have met our full year revenue and net income forecasts. Business activity in the fourth quarter moderated as expected largely due to slower domestic and international order demand. While the economic environment remained challenging in the fourth quarter, we are more encouraged with our outlook for 2013 as we believe infrastructure spending in China will accelerate in the second half of the year positioning Jinpan for improved order flow and market share gains. Internationally, we successfully passed the qualification test for new wind product design at our largest OEM customer in the fourth quarter, which was a major accomplishment. We continue to explore opportunities to expand our international customer base this year and expect international orders in 2013 will improve over last year."

"At the end of December 2012, our backlog improved to $138 million, a 33% increase from the end of September 2012. Additionally, we completed the construction of our Guilin facility in January and are currently calibrating our manufacturing equipment and running production trials. We remain on schedule to begin full scale production by the end of first quarter this year."

"With an improving economic outlook in China along with Jinpan's expanding manufacturing facilities, our growing customer base and leading R&D capabilities, we expect improved customer order activity in 2013. We believe our domestic and international business are well positioned for long-term success as we develop high quality products and incorporate the latest technology to improve our competitive advantage and expand our market position for cast resin transformers."

Fiscal 2012 Results

For the full year, total sales decreased 3.8% to $210.5 million from $218.9 million in the prior year.

Gross profit in 2012 decreased 14.3% year-over-year to $68.8 million from $80.3 million and gross profit margin decreased by 401 bps year over year to 32.7% from 36.7%.

Selling and administrative expenses in 2012 were $53.9 million or 25.6% of net sales, compared to $54.3 million, or 24.8% of net sales, in the prior year.

Operating profit in 2012 decreased 42.7% to $14.9 million, or 7.1% of net sales, compared to $26.0 million, or 11.9% of net sales, in the prior year.

Net income in 2012 decreased 41.1% to $14.1 million, or $0.84 per diluted share, compared to $23.9 million, or $1.45 per diluted share, in the prior year.

Balance Sheet

As of December 31, 2012, the Company had $18.5 million in cash and cash equivalents, compared to $24.2 million at December 31, 2011. The Company's accounts receivable on December 31, 2012 totaled $124.6 million, compared to $110.4 million at December 31, 2011. Notes payable in the fourth quarter of 2012 decreased to $6.0 million compared to $13.6 million on December 31, 2011. Total bank loans outstanding at December 31, 2012 were $44.0 million, compared to $23.0 million at December 31, 2011 and $33.9 million at September 30, 2012.

Financial Outlook

For the full year 2013, the Company currently anticipates net sales of $231-$241 million, an increase of 10% to 15% over 2012 and net income of $14.0-$14.5 million, which represents increase of 0% to 3 compared to 2012. Net profit is expected to trend at lower levels in 2013 primarily due to fixed costs associated with the Company's Guilin facility.

Conference Call Information

Jinpan's management will host an earnings conference call on March 15th, 2013 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing #1-913-312-0825. A webcast will also be available via www.viavid.net. A replay of the call will be available through March 29th, 2013. Listeners may access the replay by dialing #1-858-384-5517, access code: 7849569.

About Jinpan International Ltd

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Twelve Month Periods Ended December 31, 2012

	Three months ended December 31	Three months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2012	2011	2012	2011
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	53,422	64,076	210,537	218,869
Cost of Goods Sold	(37,112)	(41,916)	(141,747)	(138,579)
Gross Margin	16,310	22,160	68,790	80,290

Operating Expenses
Selling and administrative	(13,981)	(16,217)	(53,903)	(54,292)
Operating income	2,329	5,943	14,887	25,998

Interest Expenses	(325)	(387)	(1,766)	(1,252)
Other Income	2,287	413	3,223	2,409
Income before income taxes	4,291	5,969	16,344	27,155

Income taxes	(456)	(563)	(2,282)	(3,301)
Net income	3,835	5,406	14,062	23,854

Earnings per share

-Basic	US$0.24	US$0.33	US$0.87	US$1.48

-Diluted	US$0.23	US$0.33	US$0.84	US$1.45

Weighted average number of shares

-Basic	16,170,107	16,163,696	16,170,107	16,163,696

-Diluted	16,701,657	16,441,544	16,717,277	16,456,611

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	December 31,	December 31,
	2012	2011
	US$	US$
Assets

Current assets:

Cash and cash equivalents	18,510	24,218

Restricted cash	824	322
Short Term Investment	11,137	-
Notes receivable	15,720	19,114
Accounts receivable, net	124,608	110,382
Inventories	29,565	36,675
Prepaid expenses	2,535	13,251
Other receivables	5,900	3,878

Total current assets	208,799	207,840

Property, plant and equipment, net	41,360	37,102

Construction in progress	29,189	2,406

Land use right	15,127	15,523
Intangible asset-Goodwill	13,403	13,371
Other assets	32	76
Deferred tax assets	1,373	1,044

Total assets	309,283	277,362

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	17,347	21,426
Accounts payable	25,029	22,833
Notes Payable	6,008	13,611
Tax Payable	1,880	2,335
Advance from customers	13,624	12,642
Other Payable	22,844	22,072

Total current liabilities	86,732	94,919

Long Term Loan	26,612	1,550
Deferred Income	3,080	-
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares – 16,395,456 in 2012 and 2011	74	74
Common Stock, Warrants	-	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares –none in 2012 and 2011	-	-
Additional paid-in capital	37,374	36,114
Reserves	12,023	12,023
Retained earnings	123,065	111,915
Accumulated other comprehensive income	20,781	20,392
	193,317	181,372
Less: Treasury shares at cost, common stock-215,306 in 2012 and 227,306 in 2011	(458)	(479)
Total shareholders' equity	192,859	180,893

Total liabilities and shareholders' equity	309,283	277,362

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Twelve Months Ended December 31, 2012 (Unaudited)

	Twelve months ended Dec 31	Twelve months ended Dec 31
	2012	2011
Operating activities
Net income	14,062	23,854
Adjustments to reconcile net income to
Net cash provided by/(used in) operating activities:
Depreciation	5,246	4,301
Provision for Doubtful Debt	2,733	861
Provision for inventories	119	388
Loss/(Gain) on disposal of fixed assets	(4)	19
Deferred Income Tax	(326)	(139)
Stock-based compensation cost	406	371
Changes in operating assets and liabilities
Restricted cash	(501)	793
Accounts receivable	(16,671)	(31,063)
Notes receivable	3,437	(13,125)
Inventories	7,073	(5,883)
Prepaid expenses	10,743	16,739
Other receivables	(426)	(532)
Accounts payable	1,492	8,481
Notes Payable	(7,628)	(14,514)
Income tax	(461)	576
Value added tax	403	1,075
Advance from customers	951	6,875
Government Grant	(24)	774
Other liabilities	(1,307)	4,226
Net cash provided by/(used in) operating activities	19,317	4,077
Investing activities
Purchases of property, plant and equipment	(8,787)	(7,347)
Proceeds from sales of property, plant and equipment	29	31
Payment for construction in progress	(26,751)	(372)
Long Term Prepaid Lease	434	(5,275)
Increased in short term investment	(11,123)	-
Payment for investment in subsidiary	-	(1,785)
Receipt of government grant for new plant construction	3,080	-
Decreased in investment in Beijing Jinpan Huineng Co.	32	-
Net cash provided by (used in) investing activities	(43,086)	(14,748)
Financing activities
Proceeds from bank loan	63,218	46,795
Repayment of bank loan	(42,315)	(38,409)
Proceeds from exercise of stock options	21	-
Dividends paid	(2,912)	(2,263)
Net cash provided by/(used in) financing activities	18,012	6,123
Effect of exchange rate changes on cash	49	1,239
Net increase/(decrease) in cash and cash equivalents	(5,708)	(3,309)
Cash and cash equivalents at beginning of year	24,218	27,527
Cash and cash equivalents at end of the period	18,510	24,218

Interest paid	1,673	1,285
Income taxes paid	3,027	2,742

SOURCE Jinpan International Ltd.

CONTACT: Investors: At Jinpan International Ltd., Mark Du, Chief Financial Officer, (201) 460-8778; or At ICR, Inc.: In U.S., Bill Zima, (646) 308-1630